Exhibit 99.5

Innovation, Science and Economic Development Canada Corporations Canada	Innovation, Sciences et Développement économique Canada Corporations Canada

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Maverix Metals Inc.

Corporate name / Dénomination sociale

703931-0

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

/s/ Raymond Edwards

Raymond Edwards

Director / Directeur

2019-05-23

Date of amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1                 Corporate name

Dénomination sociale

Maverix Metals Inc.

2                 Corporation number

Numéro de la société

703931-0

3                 The articles are amended as follows

Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:

Les autres dispositions sont modifiées comme suit :

See attached schedule / Voir l’annexe ci-jointe

4                 Declaration: I certify that I am a director or an officer of the corporation.

Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
C. Warren Beil
C. Warren Beil
604-449-9290

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Schedule / Annexe

Other Provisions / Autres dispositions

Pursuant to Section 173 of the Canada Business Corporations Act, the articles of the Corporation are amended as follows:

1.                                                              to consolidate the number of issued and outstanding common shares of the Corporation on the basis of two (2) pre-consolidation common shares for one (1) post-consolidation common share; and

2.                                                              any fractional common shares resulting from the consolidation of the common shares shall be rounded to the nearest whole number.